Exhibit 3.3.2

ASSIGNMENT AGREEMENT

THIS ASSIGNMENT AGREEMENT is made as of December 01, 2020 BETWEEN:

UC ASSET LP, a limited partnership incorporated in the State of Delaware, with principal office at 2299 Perimeter Drive, Suite 120, Atlanta, Georgia 30341 (the “Assignor”) AND:

SHOC Holdings LLC, a limited liability company incorporate in the State of Georgia, with principal office at 2299 Perimeter Drive, Suite 120, Atlanta, Georgia 30341 (the “Assignee”)

WHEREAS:The Assignee is a wholly owned subsidiary of the Assignor, and the Assignor intends to capitalize Assignee with certain debt instruments which are owned by the Assignor and are completely free to be assigned.

The Assignor wishes to assign and transfer to the Assignor, and the Assignor wishes to accept the assignment and transfer from the Assignor, the rights and obligations under the debt instruments as listed below;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the mutual covenants and agreements herein contained and other valuable consideration (the receipt and sufficiency of which is hereby acknowledged by the parties), the parties agree as follows:

6.	The Assignor absolutely assigns, transfers and sets over unto the Assignee all right, title, benefit and interest that the Assignor is entitled to or possessed of, in, to or under the following debt instruments (collectively the “Debts”).

●	A Non-secured Promissory Term Note originated on April 01, 2019, with the Assignor as the lender and Christal Jordan as the borrower, and then assigned by the borrower to Enchanted Branding and Public Relations LLC as the new borrower on July 01, 2019, for a principal amount of US $300,000 (“Enchanted PR Note”.)

7.	The Assignee assumes, covenants and agrees to be responsible for all obligations of the Assignor under the Debts and the Assignee agrees that it will be bound by the Debts as fully as if it had been an original party to the Debts.

8.	This Agreement will be read and construed together with the Debts, and the rights and obligations of the parties hereto will be determined in accordance with the covenants, agreements, conditions, representations, and warranties made herein and in the Debts.

9.	All grants, covenants, provisos, agreements, rights, powers, privileges, and liabilities contained in this Agreement will be read and held as made by and with, granted to and imposed upon, the respective parties hereto, and their respective successors, and assigns.

10.	This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties executing such counterparts, and all of which together shall constitute a single document. Except as otherwise stated herein, in lieu of the original documents, a facsimile transmission or copy of the original documents shall be as effective and enforceable as the original.

IN WITNESS WHEREOF the parties hereto have executed or caused this Agreement to be executed as of the date above written.

UC ASSET LIMITED PARTNERSHIP		SHOC HOLDINGS LLC

By:		By:

Authorized Signatory		Authorized Signatory
Name:	Xianghong Wu	Name:	Greg Banskton
Title:	Managing Member of General Parnter	Title:	CEO